Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: May 15, 2025

Stocktwits Interview Transcript

Link to interview: VEON CEO on Frontier Growth, AI in Pakistan & Ukraine Rebuild

Katie Perry (00:02.498)

Hello everybody. My name is Katie Perry. This is Stocktwits and we are here with Kaan Terzioğlu, Group CEO of VEON, a super interesting company. VEON is a digital operator providing converged connectivity and digital services to nearly 160 million customers globally. Lot to unpack today, Kaan. Welcome to the show. How are you doing today?

Kaan Terzioğlu (00:30.191)

Thank you for having me. I’m doing great. Great to be in Nasdaq in New York, the heart of the capital markets.

Katie Perry (00:37.922)

Yeah, it’s an exciting place to be, especially these last few weeks in the markets have been a pretty interesting time. And I want to talk about you guys because really interesting what you’re doing, an interesting opportunity. So as I mentioned, you’re a global digital operator. Can you let us know what that means? Where do you guys operate? What services do you provide? And how do you think about the customers you serve?

Kaan Terzioğlu (01:04.974)

Sure, Katie we are a frontier markets digital operator and that practically means that we are in markets where nobody else is. Ukraine, Pakistan, Bangladesh, Uzbekistan and Kazakhstan. A total of 520 million people lives in these countries and one out of three is our customers. Our customers in the sense of traditional telecom services and one out of four is our customers in the sense of digital services from financial services to healthcare, to entertainment, to education, and to enterprise services. We choose very carefully the markets that we operate in. We choose large population countries where there is still demographic dividend, young people, still growing populations, still big families, and one out of two still doesn’t have a smartphone, and they will get that smartphone over the next five years. As you can see, these are all pointing to one thing. Our priority is all about growth, growth, growth. Either growth through organic means, like you know, more people, better penetration of 4G, more smartphones, more data consumption, or more growth in adjacent markets where these people are not served at all. Like you know, 60% of them have never had a bank account. They don’t have access to what we all think that it is available everywhere.

Netflix, Spotify of this world don’t exist in those countries. Even if they exist, people don’t have the credit card to pay for it. So it is our job as a digital operator to provide meaningful digital services to our customers combined with the telecommunications connectivity services. And that’s exactly what we do. If you take the concept of a digital operator, think it about like this. We are actually a consumer and enterprise services company with a telecom license. What telecom license allows us is to acquire customers at an affordable way and then through our digital operator strategy, we practically offer our customers services that are meaningful in their lives, that improves the quality of life for them, that helps them to be inclusive in financial services, get the best entertainment possible, have the right healthcare services and education available. And that’s really what a digital operator is. That’s the essence of our DO 1440 strategy. DO stands for the digital operator. And 1440 is the number of minutes in a day. And our strategy is to be relevant to our customers every single minute in a day. That’s why we have technology capabilities to develop these digital services and provide them the service they deserve, whether they are in Bangladesh, Pakistan, Uzbekistan, Kazakhstan or Ukraine.

Katie Perry (04:01.556)

It’s certainly an interesting model and I want to contextualize this for our viewers because something like this doesn’t really exist in the US where most of our viewers are. Would you say it’s fair to say VEON sort of combines services of like a Google or a Meta with a T-Mobile or Verizon? It’s got the two layers. One is the services layer and the other is the actual telco. Obviously the underpinnings of the businesses are different, but is that an easy way for people to think about you guys?

Kaan Terzioğlu (04:30.767)

That’s, I think, a very correct definition. We, of course, look into the unique characteristics of the markets, and we got inspired by this lack of available, authentically local services. And we think that it is a space that we can fill and become basically blue chips in the countries that we operate in. And you will not be seeing the VEON brand in the countries we are in, because we like to be authentically local. We are Jazz in Pakistan. We are Banglalink in Bangladesh. We are Kyivstar in Ukraine. And we are Beeline in Uzbekistan and Kazakhstan. And when you look to our digital services, you’re going to see Toffee, Tamasha, with all authentically local content and just for the people for Bangladesh or Pakistan. That’s what makes us unique. And bringing this connectivity, with the digital services is an unmatched capability that we offer.

Katie Perry (05:31.17)

Yeah, and you touched on this a bit. When you say frontier markets, you mentioned growing populations, larger families. What are some of the, what are the criteria you look at when you think about where you all operate and how you differentiate there? Are there a few things you’re looking at in addition to just population growth?

Kaan Terzioğlu (05:51.375)

Look, it’s actually, we are very careful in selecting the markets that we operate in. We like large populations. We like markets where penetration of all sorts of services are low and there is unmet demand from the consumer’s perspective. We are also very careful in tax regulations, spectrum pricing, and our ability to have access to licenses for adjacent markets. So we have a criteria for market entry and currently, you know, the markets that we are in, I’m very comfortable and happy with. These are exactly the places that we would like to be. And we want to make sure that American investors, European investors, has an ability to tap into this growth potential by actually being our investors. That’s why we are very uniquely positioned. We are a, I would like to see ourselves as a bellwether frontier markets investment vehicle and this is a growth market. And I think we have proven ourselves over the last five years, despite the fact that there has been quite a number of black swans, but we were able to execute to our plans and we are a company of no excuses, you know, growth and we deliver that.

Katie Perry (07:08.834)

Yeah, it’s certainly an interesting strategy because the very environments that are bringing you opportunity could also be, these are areas of the world which might have some geopolitical forces that play as you recall, as you mentioned, black swans, but your stock’s doubled in the last year. It’s continuing to perform well despite some of the macroeconomic geopolitical uncertainty. So what factors do you think are driving that investor confidence and how do you sort of assuage investors that with this opportunity, how to think about it in the context of headlines they might be reading about in the news?

Kaan Terzioğlu (07:47.589)

Look, you know, it’s no, I think, secret that frontier markets, countries like, you know, Ukraine, Bangladesh, Pakistan, Uzbekistan, Kazakhstan, you know, things happen. But it’s also important that as a company, which is there authentically embedded in the market, we know how to challenge and manage these challenges. I mean, we have been in floods. We have been in COVID. We have been in wars, escalations, coup d’états. This is what happens in the rest of the world in a very frequent way. But as a telecom company, which has the ability to be relevant to the customers through the digital services, I think we are well positioned to storm these type of situations. And our history and track record actually speaks by itself. We are also, as being in these countries, we are one of the largest enterprises. Kyivstar for example, in Ukraine, has been a true supporter of the Ukrainians in and outside of Ukraine, as well as being the supporter of the government in these difficult times of the last three years. And it’s the same story with all the other countries. We are embedded in the economy. We are a best practice when it comes to corporate governance in these countries. And I think it is kind of a duty to make sure that these amazing assets are available for investors in US and Europe for investment opportunities as well.

Katie Perry (09:17.902)

It’s certainly a testament to management to be able to navigate some of these things. I think sometimes in the US we talk about supply chain challenges or inflation and there’s a whole other level of conflict and strife that occurs around the world that it makes you think about operating a business in that environment and the level of sort of diligence and execution that that would require given the heightened stakes. So I think that’s quite impressive. I want to pivot to AI, something a lot of our viewers are curious about. And obviously you guys are smack in the middle of all this, given that you’re a digital operator. How is VEON evaluating adopting AI to enhance customer experience in these markets? Obviously you’re bringing connectivity and things like FinTech to places where the adoption is low, but where does AI fit in all that for you?

Kaan Terzioğlu (10:10.437)

Thanks for raising this question. And I’ll start with something very simple. How wrong we were to name AI as artificial intelligence. There is nothing artificial in AI. It’s our knowledge. It’s our ability to reason and it’s our ability to create capacity and augment people’s skill sets, experiences. That’s why we call AI in our terminology augmented intelligence. And it’s all about that. How do we augment our capabilities of our customers so that a doctor in Dhaka becomes the best doctor. A teacher in Islamabad becomes the best teacher. A farmer in Astana becomes the best, most effective productive farmer. And this ability of taking these technologies, especially generative AI technologies, and investing in local large language models, and then creating agentic capabilities like how do you augment the skill set of a nurse? How do you augment the skill set of a teacher or a parent to become a better parent? Actually, to offer the customers the ability to become better versions of themselves. I see a huge potential in this. That’s why we have this DO 1440 strategy, which stands for digital services for every single minute in a day and there are 1440 minutes. We have a strategy for AI. AI 1440, augmented intelligence in every single minute in a day for every type of customer. If it’s a small business owner, let’s make him a better small business owner. If it’s a, I don’t know, a public notary, let’s make improvements to his productivity levels. And this is what we are working on. We are working in every country and we are developing local language, Urdu, Bangla, Kazakh, Uzbek. Ukrainian language, large language models and aligning those tools to the needs of our customers. I see a huge potential here. We should stop selling number of minutes, number of SMS, number of gigabytes and offering our customers start offering them a better version of themselves. I see the potential here endless. And with all due respect, all these big names in the global tech space, they are paper tigers when it comes to our countries. It’s our people, we know how to reach them. We will reach out to them. We will provide the means to pay for the service and get the benefits.

Katie Perry (12:50.11)

I love how you’re putting what you offer in the context of augmenting and empowering people’s everyday lives in the places you operate and specifically in Ukraine. I know you had a business combination announced with Cohen Circle Acquisition Corp, which I think will result in Kyivstar becoming publicly traded on the Nasdaq. So that will be available to many more investors here in the U.S. Why is this an interesting and unique potential opportunity for investors in the U.S. with this potential on the NASDAQ?

Kaan Terzioğlu (13:21.903)

Look, probably apart from some extractive technology players, you know, mining companies, there is no vehicle, investment vehicle available to US investors to tap into the growth opportunities in frontier markets or pure play growth opportunities in Ukraine. Yes, Ukraine went through very tough times. They prevailed. And the peace, when it comes, it will come up with great growth opportunities. That’s why we believe it is the time to invest in Ukraine and it is now, not tomorrow, it’s now. And by doing this combination agreement with CCIR, the Cohen Circle, we would like to bring an opportunity for American investors, European investors to participate in rebuilding of Ukraine, creating the right digital platforms for Ukrainian people and to improve their prosperity and quality of life and that’s why we are very excited with this. I almost see this as a responsibility for one of the largest enterprises to be a pioneer in this area. And that’s what we are looking for over the next couple of months.

Katie Perry (14:29.452)

And I believe there was an acquisition announced for a ride hailing app called Uklon, if I’m saying that right, Uklon. Can you talk about that? What was the strategy behind that? What was the thought process? And what are the overall growth plans for Kyivstar?

Kaan Terzioğlu (14:47.461)

Sure, you know our digital operator strategy is very unique because our core is about the needs of our customers. Frequently used services are the things that you will see us investing in. Sometimes we develop those capabilities and sometimes when the opportunities arise we acquire those capabilities. Uklon is a very good example. It’s the most successful number one ride hailing company in Ukraine. and they have proven a business model which is profitable, which is growing. And that’s why we thought, you know, we would tap into this capability and make this capability not only successful in Ukraine, but also in the other markets that we operate in because clearly, ride hailing is a frequently used consumer service and there is a demand for it that is today unmet, especially in frontier markets. But Uklon is not the only acquisition we did in this space in the digital services space in Ukraine. About three years ago we acquired a healthcare platform, Helsi. And Helsi basically serves 80% of the Ukrainian population in and outside of Ukraine and Ukrainians can go to this platform, you know, make an appointment with a doctor at an hospital or execute that online consultation on a remote way and ultimately get their blood tests uploaded to the system, get AI provide help to interpret their MRIs or blood tests. And we are actually in the business of providing healthcare services to millions of people, again, through an acquisition in Ukraine. And you will see us being very active in these areas. Sometimes we will develop capabilities through our technology companies, but sometimes we will make the acquisitions to be relevant to our customers.

Katie Perry (16:38.41)

Staying on Ukraine a bit, when I think some of us in the US here, Ukraine and Telco, we’ve heard a lot of headlines about Starlink. I’m curious how you all fit within that story and how do you think about partnership or collaboration with them and the overall role of satellite technologies for VEON?

Kaan Terzioğlu (17:01.433)

Well, we were actually one of the first five telecom companies which signed an agreement with Starlink for their direct-to-cell services. And I think it’s really important in frontier markets, we face difficulties of different natures, different magnitudes you know, some places we have earthquakes. Sometimes there are floods. We have wars. We have energy deficiency and electricity blackouts. And there are limits to terrestrial networks when these type of issues comes to reality. I see integration of terrestrial networks and satellite platforms a must for emergency services and making sure that we have connectivity for our customers in every location around the earth. That’s why we started with Ukraine because Ukraine, of course, with the active war going on, there are areas in Ukraine unfortunately we may not be able to cover effectively and direct to cell service integration to our terrestrial network, which will probably become operational by September, October this year, will allow us to provide that capability and service at every single place in the country, whether it is under war zone or landmine or in a forested area. This will really give us that capability. I’m excited about these opportunities. We would like to take the similar approach in all the countries that we operate in. For example, Kazakhstan. The land mass of Kazakhstan is bigger than Europe in total, and only 20 million people live there. How do you cover through terrestrial networks such a landmass? That’s why we are in talks with Starlink to expand our capabilities outside of Ukraine as well. And as I mentioned, in Ukraine we were one of the first five around the world to deploy this capability.

Katie Perry (18:54.882)

Fascinating. Outside of Ukraine, I know one of your larger markets is in Pakistan and you have these assets around globally. I’m curious where you see growth coming in the future for VEON going forward. Are there specific markets you’re especially excited about? Are there new markets you might enter? Paint us a picture for the future for investors as you look ahead.

Kaan Terzioğlu (19:20.261)

Sure, know, we have been 30 years in Pakistan. We have a very long perspective on countries. And what excites me about Pakistan, this is a country of 245 million people. And 20 years later, this is a country of 400 million people. Amazing marketplace, big growth opportunity, underserved in all, you know, consumer service areas. Currently, you know, we have 75 million customers in the telecom space in Pakistan. We have almost 25 million customers in financial services and other 20 million customers in entertainment space in Pakistan. And we are very proud to serve this beautiful country. And I have to admit that, you know, the potential I see in Pakistan, especially in financial services with the Jazz Cash product that we have, we issue every single day, 150,000 nano loans, every single day. And the nano loan, this is a 30, 40 dollar equivalent rupees loan, which maybe a housewife gets the loan, goes and buys flour, sugar, some eggs, makes cookies and sells and that’s the type of financial inclusion and small business empowerment that we can drive in Pakistan. So it is one of our blue chip markets and I hope one day, like Ukraine, probably we will make an offer around this area as well.

Katie Perry (20:55.544)

Fascinating, fascinating business you’re running. Kaan Terzioğlu, thank you so much group CEO of VEON, thank you so much for being here. You’ll have to stop by soon and give us some updates.

Kaan Terzioğlu (21:05.433)

Thank you very much, Katie. Great to be here. Bye.

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